Filed by DSET Corporation
                       Filed Pursuant to Rules 165 and 425 promulgated under the
                            Securities Act of 1933, as amended, and deemed filed
                                   Pursuant to Rule 14a-12 promulgated under the
                                     Securities Exchange Act of 1934, as amended

                                                  Subject Company:  ISPsoft Inc.



[DSET GRAPHIC OMITTED]                              [ISPsoft GRAPHIC OMITTED]

                                  PRESS RELEASE
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       DSET and ISPsoft Agree to Merge to Offer IP Provisioning Services;

     Technology Leaders Merge to Capture Major Share of $1.6 Billion Market


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Bridgewater and  Shrewsbury,  N.J. - June 26, 2001 - DSET  Corporation  (Nasdaq:
DSET) today announced that it has signed a definitive agreement to merge with ISPsoft Inc., a technology leader in software solutions that provision Internet Protocol (IP)-based services for enterprise and service provider networks.

Located in Shrewsbury, NJ, ISPsoft's "single-click" software technology simplifies the delivery of broadband services by automating the complex labor-intensive processes of provisioning new services across multi-vendor networks. Founded in 1999 by former Bell Laboratories engineers, ISPsoft was funded by the New Ventures Group of Lucent Technologies and Signal Lake Ventures in April 2000. At present, ISPsoft has 33 employees.

The market for next generation software-based provisioning systems is expected to grow from approximately $800 million in 2001 to almost $1.6 billion in 2004, according to a report by the research and consulting firm IDC. This market sizing does not include the broader market for service level assurance (network management-based solutions), which the new company (DSET and ISPsoft) expects to enter based on its distribution and development rights to carrier-class network management applications.

Version 2.0 of ISPsoft's flagship product will begin shipping in early July and will enable the creation of IP-based virtual private networks (VPNs) that support IP security (IPsec) and quality of service (QoS) on a multi-vendor basis. The VPN product segment is one that a recent Bear Stearns report indicates is the "killer application" for next generation networks. Many competitors are heading for this space, including Orchestream, a publicly traded company, and a host of private companies, including Emperative, Syndesis and Goldwire.

Since both companies are using Weblogic(TM) from BEA Systems, Inc. as their underlying Java-based platform, the potential for integration exists between the IP provisioning and OSS interconnection product families. This combination also has the potential to strengthen the companies' current relationships with OSS suppliers and open the door to new partnerships.

The goal of the merged companies is to become the global leader in IP service provisioning, service level assurance and B2B interconnection systems for service providers and major enterprises on a global basis.

Dr. Binay Sugla, president and chief executive officer of ISPsoft stated, "By bringing together the unique IP service provisioning and network management products of ISPsoft and DSET's proven engineering, sales, marketing and professional services, the combined company has the opportunity to become a major force in next generation OSS solutions."

William P. McHale, Jr., DSET's chairman, president and chief executive officer, stated, "We are excited about the opportunity to offer new software products and services to a new set of targeted customers not constrained by regulatory issues or geographical boundaries. Teaming with ISPsoft, we will be able to address market opportunities on a global basis for service providers and enterprises that want to deliver broadband services to their respective customers or employees.

"We believe this moves us well beyond our current set of revenue-generating offerings to a broader set of targeted industries and, in turn, should give our investors the best chance to see a return on their investment in DSET stock."

DSET will continue to sell gateway products and services for the OSS interconnection business and will also start to sell ISPsoft's IP provisioning solutions immediately under the terms of a reseller agreement signed on June 26, 2001. The company expects that its initial revenue from ISPsoft products could start as early as Q4 2001.

As previously announced, DSET has been moving to a multi-year "pay as you grow" strategy to provide alternatives to competitive service providers that are constrained by a lack of funding, but who have hopes for building their business over the next few years. This new pricing option should help to build recurring revenue streams for DSET as compared to the company's previous one-time license fee option. The new pricing option will also be offered for the IP provisioning solutions. According to Mr. McHale, "We believe that if we can build recurring revenue streams and establish better visibility to quarterly earnings, we will enhance the value of the new company."

DSET also indicated that it would reduce the size of its current organization to approximately 100 people (all assigned to the gateway business) in the near term, as compared to the current staffing level of 170. This is due to the weakness in the OSS interconnection business and the move to the pay as you grow pricing model that generates cash over multi-year contracts as compared to the one-time license fee option. DSET expects that its second-quarter financial results will include a restructuring charge of between $1.0 million and $1.2 million for this activity.

In conjunction with these changes, DSET has decided to discontinue certain gateway products and therefore expects to record an asset impairment charge of between $5.0 million and $6.0 million related to goodwill, acquired technologies and surplus fixed assets in the second quarter of 2001.

DSET management believes that the cost reduction actions mentioned above, tied exclusively to the gateway business, should reduce costs by more than $10 million annually.

Mr. McHale will continue as chairman of the DSET Board of Directors and chief executive officer, while Dr. Sugla will assume the position of president and drive the strategic direction and business development of the combined company.

Under the terms of the merger, which is subject to shareholder approval by both parties and other conditions, ISPsoft equity shareholders will own approximately 45% of the new company. In addition to the shares of common stock, DSET will pay $1.0 million in cash, assume $1.3 million in debt, and provide interim funding of $2.0 million. DSET will also pay an additional $1.0 million in stock or cash in 2002 if certain revenue targets are achieved. The companies expect the deal to close by the end of September 2001.

"Signal Lake believes that this merger is excellent for investors for the following reasons: the combined company is targeted towards a large and rapidly growing market for next generation OSS services; second, the joint assets and capabilities arising from this merger will establish rapid leadership; and finally, the management talent will be capable of sustaining and growing the merged company," said Bart Stuck, managing director, Signal Lake, whose previous startup investments have included companies such as Ciena.

Caution Required by SEC Rules
-----------------------------

Investors and security holders are urged to read DSET's proxy statement/prospectus regarding the proposed combination when it becomes available because it will contain important information about the transaction. The proxy statement/prospectus will be filed with the SEC by DSET. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents filed by DSET with the SEC at the SEC's Web site at www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained for free from DSET. DSET and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of DSET with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in DSET's proxy statement of its 2001 annual meeting of stockholders dated May 17, 2001. This document is available free of charge at the SEC's Web site at www.sec.gov and from DSET.

Conference Call on June 27, 2001
--------------------------------

A conference call will be held at 2:30 PM Eastern Time on June 27 during which the merger will be discussed by Dr. Binay Sugla, president and chief executive officer of ISPsoft; William P. McHale, Jr., DSET's chairman, president and chief executive officer; and Bruce M. Crowell, vice president and chief financial officer of DSET.

Investors can listen to a live Webcast of the conference call at www.StreetFusion.com. The DSET Web site, www.dset.com, will also have a direct link to the conference-call broadcast at this site. Listeners should go to the Web site at least 15 minutes prior to the call to download and install any necessary audio software.

For those who cannot listen to the live Webcast, the teleconference will be archived on both the DSET and StreetFusion sites for 30 days. In addition, you may also listen to the playback of the call after 6:00 PM by dialing 1-800-475-6701, access code 593470 through July 4, 2001.

About ISPsoft
-------------

ISPsoft, Inc. is a leading provider of broadband provisioning and management solutions to carriers and enterprises for increased flexibility, reliability and scalability of services. The company's end-to-end provisioning solutions bridge the gap between server-based provisioning and network element-based provisioning. ISPsoft's carrier class flagship product, Universal Provisioning Exchange (UPX) software platform can rapidly deploy secure, policy-based services for gold-silver-bronze multi-tiered classes of service and increase profitability. The company recently released VPN solutions that enable private networks over IP networks - with guaranteed Quality of Service. For more information visit the company at www.ispsoft.com.

About DSET
----------

DSET is a leading supplier of software known as electronic-bonding gateways that enable competitive service providers in the telecommunications industry to implement an automated Trading Partner Network (TPN). A TPN plays a critical role in lowering the cost of acquiring customers, reducing the amount of time required to turn on services for new customers, and minimizing the time required to resolve service outages to ensure higher customer satisfaction and less customer turnover. DSET provides the installation, training, interoperability testing, and maintenance services needed to put TPNs into production and maintain efficient operation. DSET is headquartered in Bridgewater, New Jersey, and the company's Web site can be viewed at www.dset.com.

Statements regarding financial matters contained in this press release, other than historical facts, are forward-looking. Since all statements about DSET's plans, estimates, and expectations are based on current projections that involve risks and uncertainties, and are subject to change at any time, the company's actual results may differ materially from expected results. Investors should consider these risks and uncertainties, which are discussed in documents filed by DSET with the Securities and Exchange
Commission. These documents identify important factors that could cause the actual results to differ materially from those contained in the projections or forward-looking statements. DSET expressly disclaims any obligation to update any forward-looking statements.


DSET and the DSET logo are registered trademarks of DSET Corporation.

BEA and WebLogic are registered trademarks of BEA Systems, Inc.

Java is a trademark of Sun Microsystems, Inc. in the United States and other countries.

All other trademarks are the property of their respective owners.





Contact:  DSET Contacts:          or ISPsoft:

Financial:                        Anand Desai,
                                  732-945-6000 Ext. 111
Bruce Crowell,                    e-mail: dsai@ispsoft.com
908-526-7500 Ext. 1775
e-mail: bcrowell@dset.com



or Investor Relations:

Westfield Investor Relations
John P. Murphy,
908-233-1558
e-mail: westfieldir@worldnet.att.net